J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

[redacted]

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 23 August 2006

SUPPL

Dear Sir

J Sainsbury Announces: Notification of Fidelity International Limited' s Decreased Holding in Sainsbury's

Please find enclosed a copy o f the above announcements made to the London Stock Exchange on 23rd August 2006.

Yours sincerely

pp.

Hazel Jarvis
Deputy Secretary

Enc

RNS = 0090I
23-08-06
11.47.

J Sainsbury plc

J Sainsbury plc received notification on 23 August 2006 that Fidelity International Limited and its direct and indirect subsidiaries have a reportable interest in the Company's share capital of 3.93 per cent.

End

AVS = 376686
RNS = 0090I
23-08-06
11.47

J Sainsbury plc

J Sainsbury plc received notification on 23 August 2006 that Fidelity International Limited and its direct and indirect subsidiaries have a reportable interest in the Company's share capital of 3.93 per cent.

End

AVS = 376686
RNS = 00901
23-08-06.
11.47.

J Sainsbury plc

J Sainsbury plc received notification on 23 August 2006 that Fidelity International Limited and its direct and indirect subsidiaries have a reportable interest in the Company's share capital of 3.93 per cent.

End

AVS = 576686

RNS = 0090I

23-08-06.

11.47.

J Sainsbury plc

J Sainsbury plc received notification on 23 August 2006 that Fidelity International Limited and its direct and indirect subsidiaries have a reportable interest in the Company's share capital of 3.93 per cent.

End

AVS = 37668C
RNS = 0090I
23-08-06.
11.47.

J Sainsbury plc

J Sainsbury plc received notification on 23 August 2006 that Fidelity International Limited and its direct and indirect subsidiaries have a reportable interest in the Company's share capital of 3.93 per cent.

End